LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW
5335 WISCONSIN AVENUE, N.W., SUITE 780
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.luselaw.com

WRITER’S DIRECT DIAL NUMBER (202) 274-2009	WRITER’S EMAIL mlevy@luselaw.com
March 9, 2010
Via Edgar and Hand Delivery
Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Cape Bancorp
File No. 001-33934
Form 10-K for the Fiscal Year Ended December 31, 2008
Definitive Schedule 14A filed March 20, 2009
Form 10-Q for the Period Ended March 31, 2009
Form 10-Q for the Period Ended June 30, 2009
Form 10-Q for the Period Ended September 30, 2009
Dear Mr. Clampitt:
On behalf of Cape Bancorp (the “Company”), we are providing responses to the Staff’s letter dated January 11, 2010. The Company’s responses are set forth below and are keyed to the Staff’s comment letter. The Company notes that it has not finalized its financial statements for the year ended December 31, 2009. Therefore, information presented herein at and for the year ended December 31, 2009 is unaudited and remains subject to revision.
Schedule 14A
Directors, page 4
1. Please provide to us and undertake to include in your future filings, a more detailed description of the business experience of each of your directors for the past five years, as required by Item 401(e)(1). Please disclose the principal business of any corporation or other organization. Please include “a brief explanation...as to the nature of the responsibility undertaken by the individual in prior positions.” Please comply with the requirement that you disclose “information relating to the level of his professional competence, which may include, depending upon the circumstances, such specific information as the size of the operation supervised.”

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
Mr. Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
March 9, 2010

The Company will include in future filings a more detailed description of the business experience of each director for the past five years. For example, the disclosure regarding Director Reynolds will be revised to read substantially as follows:
Matthew J. Reynolds has served as a director of Cape Bank since 2004. Mr. Reynolds is a Certified Public Accountant and is a partner at Capaldi, Reynolds and Pelosi, a certified public accounting firm located in Northfield, New Jersey. Mr. Reynolds is the Co-Managing Partner of Capaldi, Reynolds and Pelosi, overseeing 45 employees. Capaldi, Reynolds and Pelosi provides auditing, tax planning and compliance and business consulting services. Mr. Reynolds is also co-managing partner of CRA Financial Services, a registered investment advisory firm. Mr. Reynolds has multiple investment and insurance licenses, including the National Association of Securities Dealers Series 66, and is a Certified Financial Planner. Prior to joining Capaldi, Reynolds and Pelosi, Mr. Reynolds was an auditor with Arthur Anderson Co., focusing on the financial services industry. Mr. Reynolds brings extensive accounting experience that benefits the board in its oversight of financial reporting and disclosure issues. Mr. Reynolds chairs the Compensation Committee and is a member of the Audit Committee.
2. Please provide to us and undertake to include in your future filings, a description of any “arrangement or understanding between any director and any other persons(s) (naming such person(s)) pursuant to which he was or is to be selected as a director or nominee” as required by Item 401(a). Please include a description of the agreement with one of your major shareholders, Patriot Financial Partners, pursuant to which you agreed so long as Patriot beneficially owns at least 4.9% of the issued and outstanding shares of common stock of Cape, Cape will be required to:
•	nominate James Lynch to its Board of Directors;
•	recommend to Cape’s stockholders the election of Mr. Lynch at Cape’s annual meeting of stockholders; and
•	vote its shares of Cape Bank stock in favor of Mr. Lynch’s election as a director of Cape Bank.
Please explain what the agreement means by requiring Cape to “vote its shares” and quantify the number and percentage of such shares that you will vote for purposes of the agreement. Please disclose that the term of the agreement is for as long as Mr. Lynch is elected to the Board.
The Staff is advised that the Company’s agreement with Patriot Financial Partners has been terminated and such termination was disclosed in a Form 8-K filed on August 19, 2009. No prospective disclosure needs to be made on this matter.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
Mr. Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
March 9, 2010

Form 10-K for the Fiscal Year ended December 31, 2008
Forward Looking Statements, page 1
3. Please undertake to delete in your future filings, your statement that you “declines any obligation to publicly release the results of any revisions” since you cannot decline any legal obligations under federal or state law.
The Company undertakes to revise its forward looking statement in future filings in response to the Staff’s comment.
Cape Bancorp, Inc., page 1
4. Please provide to us and undertake to include in your future filings, a description of the extent to which shareholders approved the merger with Boardwalk Bank.
The Company will disclose that the stockholders of Boardwalk Bancorp, Inc. and the depositors of Cape Savings Bank, the mutual savings bank predecessor of Cape Bank, in connection with the mutual-to-stock conversion and simultaneous acquisition of Boardwalk Bank, approved the merger by the requisite vote required by state law and federal law in future filings in response to the Staff’s comment.
5. Please provide to us and undertake to include in your future filings, revision of the first paragraph to report the amount of revenues, profit or loss and total assets for each of your last three fiscal years, as required by Item 101(b) of Regulation S-K.
The Company undertakes to revise the referenced paragraph to disclose the amount of revenues, profit or loss and total assets for each of the last three fiscal years, as required by Item 101(b) of Regulation S-K. The proposed paragraph will read substantially as follows:
At December 31, 2009, 2008 and 2007 the Company had total assets of $1.073 billion, $1.091 billion and $634 million respectively. For the twelve months ended December 31, 2009, 2008 and 2007, the Company had total revenues of $55.5 million, $47.3 million and $40.6 million, respectively. For the twelve months ended December 31, 2009, 2008 and 2007, the Company had net (loss)/income of ($17.9) million, ($42.5) million and $3.4 million, respectively.
General, page 2
6. Please provide to us and undertake to include in your future filings, a more accurate description of your business in the first paragraph including, but not limited to, the following:
•	revise your claim that you provide “a complete line of business and personal banking products” to describe those business and personal banking products that you do actually provide; and
•
revise your claim that you “originate a variety of loans” to also disclose that ninety three percent of your loans are real estate related and over fifty percent of your loans are commercial mortgages.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
Mr. Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
March 9, 2010

The Company will include a more detailed description of its business in the referenced section to read substantially as follows:
Cape Bank is a New Jersey chartered savings bank originally founded in 1923. We are a community bank focused on providing deposit and loan products to retail customers and to small and mid-sized businesses from our main office and 17 branch offices located in Atlantic and Cape May counties, New Jersey. We attract deposits from the general public and use those funds to originate a variety of loans, including commercial mortgages, commercial business loans, residential mortgage loans, home equity loans and lines of credit and construction loans. Our retail and business banking deposit products include savings accounts, checking accounts, money market accounts, and certificates of deposit with terms ranging from 30 days to 5 years. At December 31, 2009, 92.0% of our loan portfolio was secured by real estate and over 62% of our portfolio were commercial related loans. We also maintain an investment portfolio. At December 31, 2009, Cape Bank had total assets of $1.073 billion, deposits of $736.6 million and total stockholder’s equity of $126.5 million.
7. Please provide to us a description of the business done and intended to be done by you, as required by Item 101(c)(1) of Regulation S-K. Please address any changes in your business as a result of the recession including drops in loans and deposits and increases in defaults and foreclosures. Briefly describe any changes in policies and/or programs to prevent or minimize foreclosures, any changes in the standards you use to extend credit and any changes in the number or amounts of loans you originate.
The Company will include a more detailed description of its business in the referenced section to read substantially as follows:
We offer banking services to individuals and businesses predominantly located in our primary market area which, as of December 31, 2009, consisted of Cape May and Atlantic Counties, New Jersey. The acquisition of Boardwalk Bank on January 31, 2008 expanded our market presence in Atlantic County, New Jersey. Cape Bank conducts business from its main office located at 225 North Main Street, Cape May Court House, New Jersey 08210, and its 17 branch offices located in Cape May and Atlantic Counties, New Jersey. Our business and results of operations are significantly affected by local and national economic conditions, as well as market interest rates. The severe recession of 2008 and 2009, and the continued weakness in the local and national economies has significantly increased our level of non-performing loans and assets and loan foreclosure activity. Nonperforming loans as a percentage of total loans increased from 2.65% at December 31, 2008 to 4.14% at December 31, 2009. Loan charge-offs increased from $5.7 million during 2008 to $11.7 million during 2009. In addition, classified assets, including other real estate owned, as a percentage of total assets increased from 2.00% at December 31, 2008 to 3.55% at December 31, 2009. Notwithstanding the significant deterioration in our loan and investment portfolios, loan demand has remained moderate. In 2009 we experienced growth in our loan portfolios, and in our loan originations. Our loan originations increased from $199.5 million in 2008 to $249.4 million in 2009, while our total loan portfolio increased from $795.1 million at December 31, 2008 to $802.8 million at December 31, 2009. Additionally we have experienced growth in deposits as total deposits increased from $711.1 at December 31, 2008 to $736.6 million at December 31, 2009. This is discussed in more detail the Lending Activities and Non-Performing Asset section of this report. Accordingly, we believe our existing conservative loan underwriting practices are appropriate in the current market environment. Accordingly, we believe that current practices adequately address the economic conditions and the local credit needs.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
Mr. Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
March 9, 2010

Market Area, page 2
8. Please provide to us and undertake to include in your future filings, a more detailed discussion of recent and current economic conditions in your market area affecting your business including but not limited to the following:
•	trends over the past three years in home price index, residential real estate sales and single family and multi-family building permits in your market area;
•	trends over the past three years in commercial real estate prices, commercial real estate sales and commercial building permits in your market areas;
•	trends over the past three years in the unemployment rate in your market area; and
•	trends over the past three years in median household income.
The Company will include a more detailed description of its business in the referenced section to read substantially as set forth below. Please note that at this time we have not been able to access reliable data regarding trends in commercial real estate sales, prices and building permits for our market area:
Our market area consists of Cape May and Atlantic Counties, which includes communities along the barrier islands of the New Jersey shore and the mainland areas. While the economies along the New Jersey shore are more seasonal in nature, the mainland areas are comprised of year-round communities. The economy of our market area is dominated by the gaming industry, a variety of service businesses, vacation-related businesses concentrated along the coastal areas and, to a lesser degree, commercial fishing and agriculture. In addition, nearby Atlantic City is a major tourist destination, centered around its large gaming industry, and is an important regional economic hub. The severe national and local economic recession that began in late 2007 has had a significant negative impact on our market area. Unemployment has risen steadily each year for the past three years and as of November 2009 was at 13.0% for Atlantic County and 14.6% for Cape May County. Atlantic County had unemployment rates of 9.5% at December 31, 2008 and 6.1% at December 31, 2007, and Cape May County had unemployment rates of 11.9% at December 31, 2008 and 9.05% at December 31, 2007. Both residential and commercial real estate values have been negatively affected during this recession. Residential real estate values have decreased by approximately 13.3% within our market area during the past three years. Additionally, the number of residential building permits issued has declined. However, based on recent real estate transactions in our market area management believes that home and commercial property values may be stabilizing. The gaming industry has also been adversely affected by the recession. While we do not have loans outstanding to this industry, the employment or businesses of many of our customers are affected by the gaming industry, and weakness in this industry has adversely affected other sectors of the local community. We believe the success of the gaming industry within our market is important to our success, but neither our market area nor Cape Bank is solely dependent on this industry. Notwithstanding the recession, the year-round residency has increased in both Cape May and Atlantic Counties from 2008 to 2009. Median household income has remained relatively stable in each county for the past three years, and was $56,000 for Atlantic County and $54,300 for Cape May County during 2009. This economic information was considered by management and used as a factor in our analysis of determining the adequacy of our general reserve for loan losses.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
Mr. Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
March 9, 2010

Competition, page 3
9. Please provide to us and undertake to include in your future filings, an estimate of the number of competitors in the business of real estate lending and your competitive position in that business as required by Item 101(c)(1)(x) of Regulation S-K.
The Company will indicate a more detailed description of its competition in the referenced section to read substantially as follows:
Our competition for loans comes primarily from financial institutions in our market area and, to a lesser extent, from other financial service providers, such as mortgage companies and mortgage brokers. Our two county market area has in excess of 88 competitors offering real estate lending products. Data is not available to determine our competitive position among this group. Competition for deposits and the origination of loans could limit our growth in the future.
Loan Portfolio Composition, page 4
10. Please provide to us and undertake to include in your future filings, the amount and percent of your residential mortgages that are single family and that are multi-family.
The Company will include a more detailed description of the composition of its residential loan portfolio in the referenced section to read substantially as follows:
The following table indicates the amount and percent of residential mortgage loans that are single family and multi-family as of December 31, 2009 and 2008:

	At December 31, 2009		At December 31, 2008
	Amount	Percent	Amount	Percent
	(dollars in thousands)

Single Family Mortgage Loans	$228,964	93.5%	$214,090	94.3%
Multi-Family Mortgage Loans	15,933	6.5%	12,873	5.7%

Total	$244,897	100.0%	$226,963	100.0%

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
Mr. Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
March 9, 2010

Loan Portfolio Maturities and Yields, page 5
11. Given the large amount of your loans that mature in 2024 and beyond, please provide to us and undertake to include in your future filings further breakdown of the loans due beyond 2024.
The Company will include a more detailed description of the loans maturing in 2024 and beyond to read as follow:
The following tables summarize the scheduled maturities repayments of our loan portfolio at December 31, 2009 and December 31, 2008. Demand loans, loans having no stated repayment schedule at maturity and overdraft loans are reported as being due in one year or less. Maturities are based on final contractual payment date and do not reflect the effect of prepayments and scheduled principal amortization.

	Commercial		Residential Mortgage				Home Equity Loans
	Mortgage Loans		Loans		Construction Loans		and Lines of Credit
		Weighted		Weighted		Weighted		Weighted
		Average		Average		Average		Average
At December 31, 2009	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
	(dollars in thousands)
Due During the Years Ending December 31,

2010	$12,934	6.35%	$436	5.89%	$16,593	5.40%	$1,757	4.59%
2011	784	5.21%	157	7.72%	98	6.00%	682	6.66%
2012	8,801	6.14%	967	5.65%	783	5.96%	407	6.80%
2013 to 2014	2,016	6.09%	2,987	5.61%	308	6.50%	3,577	5.88%
2015 to 2019	7,230	6.81%	25,015	5.43%	172	6.91%	10,902	5.47%
2020 to 2024	32,543	6.70%	43,504	5.22%	844	6.06%	31,126	5.54%
2025 to 2027	39,744	7.12%	5,209	6.32%	3,185	6.77%	2,613	4.71%
2028 to 2030	46,648	6.44%	27,902	5.26%	533	6.43%	568	6.12%
2031 to 2032	55,406	7.21%	3,633	6.60%	2,040	7.55%	306	7.92%
2033 to 2034	48,907	6.22%	30,753	5.51%	652	6.90%	755	8.14%
2035 to 2037	47,204	7.43%	43,983	5.92%	84	5.88%	—	—
2038 and beyond	110,258	6.18%	60,351	5.93%	3,547	6.01%	113	6.50%

Total	$412,475	6.64%	$244,897	5.64%	28,839	5.89%	$52,806	5.56%

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
Mr. Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
March 9, 2010

	Commercial Business		Other Consumer
	Loans		Loans (1)		Total
		Weighted		Weighted		Weighted
		Average		Average		Average
At December 31, 2009	Amount	Rate	Amount	Rate	Amount	Rate
	(dollars in thousands)
Due During the Years Ending December 31,

2010	$49,726	5.24%	$63	5.26%	$81,509	5.44%
2011	2,290	4.97%	30	10.95%	4,041	5.48%
2012	799	8.45%	56	11.52%	11,813	6.29%
2013 to 2014	3,857	6.47%	27	13.67%	12,772	6.06%
2015 to 2019	4,157	6.83%	—	—	47,476	5.78%
2020 to 2024	974	6.08%	1,108	4.87%	110,099	5.76%
2025 to 2027	65	7.00%	—	—	50,816	6.89%
2028 to 2030	—	—	—	—	75,651	6.00%
2031 to 2032	354	7.75%	—	—	61,739	7.19%
2033 to 2034	463	4.25%	—	—	81,530	5.96%
2035 to 2037	—	—	—	—	91,271	6.70%
2038 and beyond	—	—	—	—	174,269	6.09%

Total	$62,685	5.47%	$1,284	5.51%	802,986	6.14%

(1)	Includes overdrawn DDA accounts

	Commercial		Residential Mortgage				Home Equity Loans
	Mortgage Loans		Loans		Construction Loans		and Lines of Credit
		Weighted		Weighted		Weighted		Weighted
		Average		Average		Average		Average
At December 31, 2008	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate
	(dollars in thousands)
Due During the Years Ending December 31,

2009	$18,196	4.38%	$676	7.56%	$47,077	5.14%	$768	4.73%
2010	3,020	5.64%	11	7.68%	4,650	3.77%	422	6.59%
2011	1,102	3.99%	220	7.60%	—	—	516	6.71%
2012 to 2013	12,282	6.19%	4,694	5.42%	1,296	6.50%	2,830	6.30%
2014 to 2018	11,086	6.41%	28,099	5.61%	—	—	8,817	6.06%
2019 to 2023	29,977	7.12%	30,515	5.80%	—	—	29,789	6.03%
2024 to 2026	45,510	7.03%	5,065	6.68%	—	—	2,213	4.24%
2027 to 2029	41,530	6.61%	4,492	6.90%	—	—	1,179	4.69%
2030 to 2031	52,271	7.03%	2,526	7.15%	310	7.75%	—	—
2032 to 2033	70,453	6.90%	21,272	5.94%	—	—	—	—
2034 to 2037	45,766	6.89%	67,719	6.00%	86	5.88%	—	—
2037 and beyond	80,616	6.49%	61,674	6.22%	768	6.00%	317	7.50%

Total	$411,809	6.67%	$226,963	6.02%	54,187	5.08%	$46,850	5.93%

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
Mr. Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
March 9, 2010

	Commercial Business		Other Consumer
	Loans		Loans (1)		Total
		Weighted		Weighted		Weighted
		Average		Average		Average
At December 31, 2008	Amount	Rate	Amount	Rate	Amount	Rate
	(dollars in thousands)
Due During the Years Ending December 31,

2009	$36,044	4.77%	$158	1.54%	$102,919	4.88%
2010	1,518	4.98%	64	11.60%	9,685	4.72%
2011	2,702	6.63%	40	10.82%	4,580	6.09%
2012 to 2013	3,879	6.38%	57	10.93%	25,038	6.12%
2014 to 2018	7,914	6.72%	—	—	55,916	6.00%
2019 to 2023	1,107	7.42%	—	—	91,388	6.33%
2024 to 2026	—	—	1,069	6.17%	53,857	6.87%
2027 to 2029	762	6.59%	—	—	47,963	6.59%
2030 to 2031	—	—	—	—	55,1007	7.04%
2032 to 2033	393	5.75%	—	—	92,118	6.67%
2034 to 2037	—	—	—	—	113,571	6.36%
2037 and beyond	—	—	—	—	143,374	6.37%

Total	$54,319	5.35%	$1,388	6.22%	795,516	6.24%

(1)	Includes overdrawn DDA accounts
Commercial Mortgage Loans, page 6
12. Please provide to us and undertake to include in your future filings, to provide more detail regarding the types of commercial properties in your commercial loan portfolio.
The Company will include a more detailed description of its commercial loan portfolio in the referenced section to read substantially as follows:
The following table indicates our commercial loan portfolio concentrations as of December 31, 2009:

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
Mr. Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
March 9, 2010

Commercial Loan Concentrations
December 31, 2009

Hotels, Motels and Bed & Breakfast (non-casino)	20.2%
Full Service Restaurants	10.4%
Real Estate and Rental and Leasing	20.2%
Construction/Land Development	9.5%
Retail Trade	12.3%
Arts, Entertainment and Recreation	7.9%
Health Care and Social Assistance	6.4%
Other Services (except Public Administration)	5.5%
Professional, Scientific and Technical Services	2.5%
Agriculture, Forestry, Fishing and Hunting	2.1%
Transportation & Warehousing	1.6%
Wholesale Trade	1.4%

100.0%
13. Please provide to us and undertake to include in your future filings, the following information:
•	the amount and percent of these loans that are high loan-to-value loans; and
•	the amount and percent of these loans that are single family loans and the amount and percent that are multi-family homes.
The Company will include a more detailed description of its loan-to-value ratios in the referenced section to read as follows:
The table segregates loans with original loan-to-value ratios greater than 80% and less than 80%:

	At December 31,
	2009		2008
	Amount	Percent	Amount	Percent
	(dollars in thousands)
Loan-to-value greater than 80% (1)	$3,347	1.4%	$3,237	1.4%
Loan-to-value less than 80%	241,550	98.6%	223,726	98.6%

Total Residential Mortgage Loans	$244,897	100.0%	$226,963	100.0%

(1)	All loans with an original loan-to-value greater than 80% were single family loans for both periods presented.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
Mr. Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
March 9, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 41
14. Please provide to us and undertake to include in your future filings, a revised overview with meaningful disclosure and analysis relating to your business condition, financial condition and results of operations consistent with Release No. 33-8350 including, but not limited to, the following:
•
provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results;

•
identify and provide insight into material opportunities, challenges and risks that you face, on which your executives are most focused for both the short and long term; such as the rise of loan defaults and foreclosures at your institution and the drop in real estate prices, real estate sales and new construction in your market areas; and

•
identify and provide insight into the actions you are taking to address each of the serious challenges and risks that you face including, but not limited to, changing your standards for making loans and for investing in securities and any plans you have to raise additional capital through government programs and/or other means.

The following disclosure will be added to the “Overview” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” to read substantially as follows:
During 2010 Cape Bank will emphasize the following:
1)	Managing our credit underwriting and administration through the economic recovery.
2)	Managing non-performing assets to performing status or disposal.

3)	Managing net interest income in a potentially rising rate environment.
Managing our credit underwriting and administration through the economic recovery:
For 2010, we anticipate a gradual decrease in the amount of problem assets based on trends beginning during the fourth quarter of 2009. This improvement is due, in part, to our disposing of assets collateralizing loans that have gone through foreclosure. During this same period, signs of further credit deterioration have also been decreasing.
Based on our experience during the credit crisis and economic downturn, we have taken steps to improve our credit underwriting and administration. To this end, we have created the executive officer position of Chief Credit Officer and we have hired a person with 35 years of experience in this capacity to fill this position. The Chief Credit Officer will focus on enhancing our credit risk rating system and loan review process. In the meantime, the Bank has restricted extensions of credit to both the hospitality and restaurant industries. The current loan portfolio has high concentrations in both segments which have experienced considerable weakness during the economic downturn.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
Mr. Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
March 9, 2010

Loan demand within our market area is expected to remain moderate during 2010, and there are indications that economic deterioration may have leveled off or slightly improved since the fourth quarter of 2009. Home sales prices declined in our market area from 2008 to 2009, but sales prices and volume have begun to show improvement during the third quarter of 2009. Additionally we have been able to sell some of our other real estate owned properties, which may indicate that potential purchasers believe that market values are not likely to decrease further.
Managing non-performing assets to performing status or disposal:
Our non-performing assets began to increase in 2007, and continued to increase throughout 2008 and 2009. The deterioration in our local real estate market began during the first quarter of 2008 and continued to decline through 2009. Residential building permits for Atlantic and Cape May Counties have decreased from $588.5 million in 2006 to $250.2 million in 2008 (2009 housing permit data is not yet available). However, housing data for our market area indicates that sales prices increased 1.1% in the third quarter of 2009 and sales volume exceeded third quarter of 2008 sales by 13.9% and 16.7% in Atlantic and Cape May Counties, respectively. Unemployment has also affected non-performing assets and has increased during each of the past three years from 6.1% to 13.0% in Atlantic County and from 9.0% to 14.6% in Cape May County. These negative economic trends have contributed to a significant increase in non-performing assets from $3.95 million at December 31, 2007 to $43.8 million at December 31, 2009. This increase was affected by the sustained national recession and by the significant increase in our total loans portfolio during the period. The ratio of our allowance for loan losses to nonperforming loans decreased from 102.85% in 2007 to 40.03% in 2009; net charge offs to average loans increased from 0.06% in 2007 to 1.37% in 2009; non-accrual/impaired loans increased from $4.0 million in 2007 to $33.2 million in 2009; and delinquent loans increased from $15.7 million at December 31, 2007 to $34.4 million at December 31, 2009. Delinquent loans also increased in number during this same time period.
Management has given significant attention to these assets during the past year, and has developed processes to actively manage delinquencies from their inception at 15 days delinquent to their resolution, either through charge-off or foreclosure or working with borrowers to bring their loans current. Our approach is to identify impaired loans, determine the loss amount if any, and recognize the appropriate loss at that time.
Reducing the level of non-performing assets during the upcoming year will improve our results of operations by converting non earning assets to earning assets and reducing the expense of managing non-performing assets, which will benefit our interest income, net interest margin and net income. While loan demand is expected to remain weak during 2010, there is some evidence that continued economic deterioration may have leveled off or slightly improved during the fourth quarter of 2009 through the beginning of 2010. Our level of non-performing assets has stabilized and we have been able to sell other real estate owned. Moreover, home sales prices and volume have shown improvement since the third quarter of 2009.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
Mr. Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
March 9, 2010

Managing net interest income in a potentially rising rate environment:
The potential exists for the Federal Reserve Bank to raise the target Fed Funds rate in 2010. An increase in interest rates will present us with the challenge of managing interest rate risk with a cumulative three year liability sensitive balance sheet. As detailed in “—Net Interest Income Analysis,” a rising interest rate environment indicates that net interest income would decrease over a one-year horizon. This analysis assumes instantaneous and sustained rate shock intervals of 100 and 200 basis points on a static balance sheet. Management will focus on several strategies to negate such effects, such as extending long-term liabilities, increasing core deposit balances, reducing the amount of long term fixed rate loans in the portfolio, and shortening the average life of investments within the investment portfolio.
2010 Outlook
During 2010, Cape Bank will be focusing on core banking practices with an emphasis on managing non-performing assets. We intend to adhere to our existing conservative loan underwriting practices, which we believe are appropriate in the current market. Trust preferred securities will not be purchased without board of directors approval. The recognition of goodwill impairment is dependent on many variables, some of which are not directly controllable by Cape Bank. However, with expected decreases in non-performing assets and continued improvement in our net interest margin and efficiency ratio, additional goodwill impairment is not probable.
Capital remains strong at Cape Bank and there is no expectation of raising additional capital through government programs or by any other means during 2010.
15. Please provide to us and undertake to include in your future filings, revision of this section in its entirety to comply with Item 303 and Release No. 33-8350 by identifying and analyzing known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on your financial condition or operating performance including, but not limited to, analysis of the following:
•	how the deterioration of the real estate market and the economy in your markets has affected you and how the continued deteriorations may affect you;
•	trends in real estate prices, real estate sales and new construction in your market areas;
•	trends in unemployment in your market areas;
•	trends in the allowance for loan losses, including the decline as a percentage of non-performing loans;
•	trends in the provision for credit losses;
•	trends in the amount of loans charged off;
•	trends in the amount of non-accrual loans;
•	trends in the amount of impaired loans; and
•	trends in the number and percentage of your loans that are delinquent.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
Mr. Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
March 9, 2010

Please see the Company’s proposed disclosure in response to Comment 14.
16. Please provide to us and undertake to include in your future filings, revision of the third paragraph to provide analysis of the reasons for your losses in 2008. Please analyze the extent to which the results reflect one time charges.
Our market area has been significantly affected by the severe economic recession which has affected unemployment and real estate values. Unemployment in Atlantic and Cape May County was 13.0% and 14.6% respectively as of November 2009. Home sales prices have declined in both counties from 2008 to 2009, although sales prices and volume began to show improvement during the third quarter of 2009.
The severe economic downturn, as well as several non-recurring events, has adversely affected Cape Bank’s earnings during the past two years. During 2009 we established a deferred tax asset valuation allowance of $12.6 million. In 2008 we had merger related expenses associated with the acquisition of Boardwalk Bank of $785,000, the expense of establishing the Cape Charitable Foundation of $6.3 million and a goodwill impairment charge of $31.8 million. Earnings have also been negatively affected by higher loan delinquencies, particularly in the commercial loan portfolio, and market deterioration of trust preferred securities primarily issued by bank holding companies. During 2009 we established a loan loss provision of $13.2 million and we had an other-than-temporary-impairment (OTTI) charge against trust preferred securities of $5.1 million. In 2008 we established a loan loss provision of $9.0 million and we had an other-than-temporary-impairment (OTTI) charge against trust preferred securities of $15.6 million. However, our core earnings remain strong as we had a net interest margin of 3.54% for 2009 and 3.42% for 2008, and an efficiency ratio (excluding extraordinary items) less than 70% during 2009 and 2008.
17. Please provide to us and undertake to include in your future filings, analysis of
•	trends in your yield curve (the difference between long term and short term interest rates);
•	analysis of the reasons why your net income has not increased as the yield has grown steeper;
•	trends in your net interest margin including trends in your borrowing costs and trends in the rates you charge on loans;
•	analysis of how you have been affected by the Federal Reserve maintaining interest rates at historic lows; and
•	analysis of how you anticipate you will be affected when the Federal Reserve increases interest rates.
The following disclosure will be included in future filings in response to the Staff’s comment. Such additional disclosure will be in addition to the existing disclosure in the relevant sections.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
Mr. Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
March 9, 2010

During the past two years the Bank’s yield curve has steepened as rates tied to the prime rate have decreased as the Federal Reserve has decreased the targeted Fed Funds Rate from a high of 5.25% in 2007 to its current low of 0.25%. Mid- and long-term rates have remained in a tighter range than short-term rates during the past two years. As the yield curve steepened during the past two years, our net interest margin increased; although we incurred a loss in both 2008 and 2009. This was primarily the result of expenses related to OTTI, goodwill impairment, provision for loan losses and a deferred tax asset valuation allowance. These items and others are discussed in more detail within the Management Discussion and Analysis section of this report.
The Bank’s net interest margin has trended slightly upward from 3.42% in 2007 to 3.48% in 2008, and to 3.54% in 2009. This improvement is the result of the yield on our earning assets declining 100 basis points from 2007 to 2009 and our cost of funds declining 133 basis points during the same time period. During the period from 2007 to 2009 our yield curve steepened as a result of short term rates dropping consistent with the decline in the Fed Funds rate. Commercial loans tied to the prime rate were affected most significantly during this period of declining short term interest rates. The yield on our adjustable rate residential mortgage loans decreased by approximately 125 basis points. The cost of funds during the same three year period dropped significantly in conjunction with the decrease in the Fed Funds Rate. Borrowing rates at the FHLB of NY declined during this time and our average FHLB borrowing costs decreased from 4.76% in 2007 to 3.47% in 2009. In addition, certificates of deposit costs decreased from 4.56% in 2007 to 2.66% in 2009.
The historically low interest rate environment, which has been significantly influenced by the target Fed Funds rate of 0.0% to 0.25% set by the Federal Reserve in the fourth quarter of 2008, has benefitted the Bank’s net interest income as our cost of funds decreased more than the decrease in the yield on our assets during the twelve month period ended December 31, 2009. We expect to continue to benefit from the downward repricing of our liabilities during 2010, and we expect our net interest margin to improve in 2010 as the downward re-pricing of our liabilities more than offsets a downward repricing of assets. However, the full positive impact of the variable yield curve has been mitigated by the significant increase in our nonperforming loans and assets, which has reduced our net interest income. We are managing loan re-pricing for adjustable rate lines of credit by establishing a floor of 6% on most renewals. This initiative began in the second quarter of 2009 and is expected to continue through the second quarter of 2010.
The anticipated increase in market interest rates, driven by the target Fed Funds rate set by the Federal Reserve, would cause compression in the Bank’s net interest margin. The magnitude of this potential change is discussed in more detail in the “—Management of Market Risk” herein.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
Mr. Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
March 9, 2010

18. Please provide to us and undertake to include in your future filings, analysis of the extent to which your loan portfolio consists of adjustable rate loans including, but not limited to the following:
•	quantify the amount and percentage of your loans that have interest rates that are adjustable;
•	analysis of the benefits and detriments to you of adjustable rate loans;
•	how your net interest margin and your net income has been limited by the historically low federal funds rate; and
•	how your net interest margin and your net income will be limited by the policy of the Federal Reserve to keep interest rates low.
The Company will include a more detailed description of its adjustable rate loan portfolio in the referenced section to read substantially as follows:
The following table represents fixed and variable rate loans by type as a percentage of total loans.

	Percentage of Total Loan Portfolio
	As of December 31, 2009
	(dollars in thousands)
		Percent of Total		Percent of Total
	Fixed Rate	Loans	Adjustable Rate	Loans	Total Loans
Real estate loans:
Commercial mortgage	$20,763	2.6%	$391,712	48.7%	$412,475
Residential mortgage	201,490	25.1%	43,407	5.4%	244,897
Construction	18,078	2.3%	10,761	1.3%	28,839
Home equity loans and lines of credit	30,538	3.8%	22,268	2.8%	52,806
Commercial business loans	15,355	1.9%	47,330	5.9%	62,685
Other consumer loans	156	—	1,128	0.2%	1,284

Total	$286,380	$35.7%	$516,606	64.3%	$802,986

	Percentage of Total Loan Portfolio
	As of December 31, 2008
	(dollars in thousands)
		Percent of Total		Percent of Total
	Fixed Rate	Loans	Adjustable Rate	Loans	Total Loans
Real estate loans:
Commercial mortgage	$20,918	2.7%	$390,891	49.1%	$411,809
Residential mortgage	176,901	22.2%	50,062	6.3%	226,963
Construction	21,116	2.7%	33,071	4.1%	54,187
Home equity loans and lines of credit	29,744	3.7%	17,106	2.2%	46,850
Commercial business loans	22,866	2.9%	31,453	3.9%	54,319
Other consumer loans	291	—	1,097	0.2%	1,388

Total	$271,836	$34.2%	$523,680	65.8%	$795,516

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
Mr. Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
March 9, 2010

The Bank’s fixed rate loans increased as a percentage of total loans to 35.7% in 2009 from 34.2% in 2008. This increase in fixed rate loans resulted from the predominately fixed rate residential loan portfolio increasing at a faster rate than the predominately adjustable rate commercial loan portfolio. Having a larger percentage of the loan portfolio in adjustable rate loans helps us better manage interest rate risk. During the past two years while market interest rates fell to historically low levels, we were able to maintain a net interest margin of 3.54% and 3.48% for 2009 and 2008, respectively. This resulted from the decrease in the yield on our interest earning assets being more than offset by the decrease in the cost of our interest-bearing liabilities. Based on our interest rate risk modeling, when market interest rates rise our net interest income will be negatively affected based on the assumptions used in our analysis located in the section within this report titled Management of Market Risk.
The following tables represent fixed and adjustable rate loans by type maturing within one year and after one year:

	At December 31, 2009
	Fixed Rate			Adjustable Rate
	Due Within	Due After One		Due Within	Due After One
	One Year	Year	Total	One Year	Year	Total	Total Loans
	(in thousands)
Real estate loans:
Commercial mortgage	$6,999	$13,764	$20,763	$5,935	$385,777	$391,712	$412,475
Residential mortgage	433	201,057	201,490	3	43,404	43,407	244,897
Construction	6,009	12,069	18,078	10,584	177	10,761	28,839
Home equity loans and lines of credit	235	30,303	30,538	1,522	20,746	22,268	52,806
Commercial business loans	5,048	10,307	15,355	44,678	2,652	47,330	62,685
Other consumer loans	51	105	156	12	1,116	1,128	1,284

Total	$18,775	$267,605	$286,380	$62,734	$453,872	$516,606	$802,986

	At December 31, 2008
	Fixed Rate			Adjustable Rate
	Due Within	Due After One		Due Within	Due After One
	One Year	Year	Total	One Year	Year	Total	Total Loans
	(in thousands)
Real estate loans:
Commercial mortgage	$3,949	$16,969	$20,918	$14,247	$376,644	$390,891	$411,809
Residential mortgage	676	176,225	176,901	—	50,062	50,062	226,963
Construction	19,072	2,044	21,116	28,005	5,066	33,071	54,187
Home equity loans and lines of credit	574	29,170	29,744	194	16,912	17,106	46,850
Commercial business loans	8,098	14,768	22,866	27,946	3,507	31,453	54,319
Other consumer loans	157	134	291	1	1,096	1,097	1,388

Total	$32,526	$239,310	$271,836	$70,393	$453,287	$523,680	$795,516

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
Mr. Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
March 9, 2010

19. Please provide to us and undertake to include in your future filings, analysis of the extent to which your loan portfolio consists of loans with maturities that are long term including, but not limited to the following:
•	quantify the amount and percentage of your loans that mature in ten, twenty or thirty years;
•	discuss the extent to which these loans are fixed or adjustable;
•	analyze how these long term loans could adversely affect your net income particularly to the extent market interest rates rise above interest rates of these loans.
The Company will include a more detailed description of the maturity of its loan portfolio in the referenced section to read substantially as follows:

	At December 31, 2009 Fixed Rate
	(dollars in thousands)
			Ten to
	Within Ten	Percent of	Twenty	Percent of	Over Twenty	Percent of
	Years	Total Loans	Years	Total Loans	Years	Total Loans	Total
Real estate loans:
Commercial mortgage	$16,542	2.1%	1,725	0.2%	2,496	0.3%	$20,763
Residential mortgage	27,958	3.5%	74,436	9.3%	99,096	12.3%	201,490
Construction	7,272	0.9%	4,484	0.6%	6,322	0.8%	18,078
Home equity loans and lines of credit	11,662	1.5%	17,501	2.1%	1,375	0.3%	30,538
Commercial business loans	14,026	1.7%	974	0.1%	355	—%	15,355
Other consumer loans	156	—%	—	—%	—	—%	156

Total loans	$77,616	9.7%	$99,120	12.3%	$109,644	13.7%	$286,380

	At December 31, 2009 Adjustable Rate
	(dollars in thousands)
			Ten to
	Within Ten	Percent of	Twenty	Percent of	Over Twenty	Percent of
	Years	Total Loans	Years	Total Loans	Years	Total Loans	Total
Real estate loans:
Commercial mortgage	$15,223	1.8%	$96,439	12.0%	$280,050	34.9%	$391,712
Residential mortgage	1,604	0.2%	1,279	0.2%	40,524	5.0%	43,407
Construction	10,682	1.3%	79	—%	—	—%	10,761
Home equity loans and lines of credit	5,663	0.7%	16,605	2.1%	—	—%	22,268
Commercial business loans	46,803	5.9%	65	—%	462	0.1%	47,330
Other consumer loans	20	—%	25	—%	1,083	0.2%	1,128

Total loans	$79,995	9.9%	$114,492	14.3%	$322,119	40.2%	$516,606

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
Mr. Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
March 9, 2010

	At December 31, 2009 Total Loans
	(dollars in thousands)
			Ten to
	Within Ten	Percent of	Twenty	Percent of	Over Twenty	Percent of
	Years	Total Loans	Years	Total Loans	Years	Total Loans	Total
Real estate loans:
Commercial mortgage	$31,765	3.9%	$98,164	12.2%	$282,546	35.2%	$412,475
Residential mortgage	29,562	3.7%	75,715	9.4%	139,620	17.4%	244,897
Construction	17,954	2.2%	4,563	0.6%	6,322	0.8%	28,839
Home equity loans and lines of credit	17,325	2.2%	34,106	4.2%	1,375	0.2%	52,806
Commercial business loans	60,829	7.6%	1,039	0.1%	817	0.1%	62,685
Other consumer loans	176	—%	25	—%	1,083	0.1%	1,284

Total loans	$157,611	19.6%	$213,612	26.6%	$431,763	53.8%	$802,986

Fixed rate long-term loans present interest rate risk to the Bank and will constrain net income in a rising interest rate environment. The magnitude of this long-term risk associated with fixed-rate long term loans is factored into our Management of Market Risk analysis. The Bank’s cumulative Gap analysis with assumptions results in the Bank being liability sensitive out to 15 years.
20. Please provide to us and undertake to include in your future filings, analysis of the effects, both positive and negative, of the acquisition of Boardwalk Bancorp on you. Please include discussion of the problems experienced by Boardwalk Bancorp before the merger and the extent to which these problems have continued.
The Company will include a more detailed description of the effects of the Boardwalk Bank merger in the referenced to read substantially as follows:
The merger of Cape Savings Bank and Boardwalk Bancorp on January 31, 2008 created the largest community bank headquartered in Atlantic and Cape May Counties, with a total of 18 branches providing complimentary branch coverage. The merger resulted in a well-capitalized community oriented bank with a significant commercial loan presence and an experienced executive management team. For the three years prior to the merger both banks had experienced strong asset quality and financial performance. The severe economic recession has affected the merged financial institution as a whole, as well as the loan portfolios of each of the constituent banks to the merger.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
Mr. Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
March 9, 2010

21. Please provide to us and undertake to include in your future filings, analysis of the risks associated with your investments in collateralized mortgage obligations and collateralized debt obligations.
The Company will include a more detailed description of its investments in collateralized mortgage obligations and collateralized debt obligations in the referenced section to read substantially as follows:
The Company’s investment portfolio includes 24 securities in pooled trust preferred collateralized debt obligations, 16 of which have been issued by bank holding companies, and 8 of which have been issued by insurance companies. The portfolio also includes 3 private label collateralized mortgage obligations. These investments may pose a higher risk of future impairment charges by the Company as a result of sustained weakness in the U.S. economy and its negative impact on the future performance of the bank issuers and underlying mortgage loan collateral. Through December 31, 2009, OTTI has been recorded for 15 of the Company’s CDO securities issued by bank holding companies. These write-downs were a direct result of the impact that the credit crisis has had on the underlying collateral for the securities. Consequently many bank issuers have failed causing them to default on their obligations. Moreover, recent stress tests and potential recommendations by the federal banking regulators have resulted in some bank trust preferred issuers electing to defer future payments of interest on such securities. A continuation of issuer defaults and elections to defer interest payments would adversely affect valuations and result in future impairment charges.
Approximately $6.0 million of the collateralized mortgage obligations classified as available for sale were non-agency securities and had net unrealized losses of $775,000. Of the 3 private label CMO securities, one security represents almost the entire unrealized loss amount. While we have determined these unrealized losses to be temporary, a continued downturn in the financial markets could cause us to reassess our determination. Deteriorating financial conditions may cause delinquencies in the underlying mortgage loan collateral to deteriorate such that we no longer receive monthly payments on our securities, thereby increasing the likelihood of OTTI.
Business Strategy, page 44
22. Please provide to us and undertake to include in your future filings, analysis of your reasons for increasing your commercial mortgage lending over each of the past five years and your plans to further increase such lending. Please analyze the risks of further concentration of your loan portfolio in commercial loans in your two county market area.
The Company will include a more detailed description of its commercial mortgage lending in the business strategy section to read substantially as follows:
Pursuing new opportunities to increase commercial lending in our primary market area and expanding our existing commercial loan relationships. We have a diversified loan portfolio which includes commercial real estate and commercial business loans. We have increased this sector of our loan portfolio over the last five years as opportunities have allowed. We have targeted commercial lending opportunities within our market for several reasons, including:
(1)	our primary market area has historically experienced sustained commercial development driven by the gaming industry and the seashore resort communities;

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
Mr. Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
March 9, 2010

(2)	we believe commercial relationships bring value to both the asset and liability side of our balance sheet via loans and deposits;

(3)	we have attracted and retained local commercial loan officers who have a sound understanding of our market area and long-standing relationships with borrowers; and

(4)	commercial lending provides more flexibility than residential lending in structuring the terms of the loan, including yield and maturity.
While commercial lending has inherently greater risks than residential lending, we minimize this risk through conservative underwriting, requiring significant collateral, monitoring the concentration of commercial credits, annual reviews of customers’ financial statements and maintaining ongoing contacts with borrowers. We will continue to focus on commercial lending during 2010 as the economic recovery continues. During 2009 our commercial loan portfolio decreased as a percentage of the total loan portfolio, however, we intend to focus on commercial lending in 2010 for several reasons:
(1)
the yields available on commercial real estate loans are generally greater than those available on single family residential mortgage loans and commercial loans generate more significant banking relationships than single family mortgage loans;

(2)	our credit concentrations are well dispersed, managed through monitoring, and limited in exposure to any one sector; and

(3)	the key economic forces in our market area, casinos and the seashore resort communities, are sufficiently diverse to limit economic decline across all sectors of our commercial loan portfolio.
At December 31, 2009, we had $441.3 million and $62.7 million of commercial real estate loans (including commercial construction loans) and commercial business loans, representing 55.0% and 7.8% of total loans, respectively. At December 31, 2008, we had $466.0 million and $54.3 million of commercial real estate loans (including commercial construction loans), and commercial business loans represented 58.6% and 6.8% of total loans, respectively. Commercial loans help diversify our loan portfolio and help improve the interest rate sensitivity of our assets. Additionally, the merger with Boardwalk Bancorp significantly increased our commercial loan portfolio. Our maximum loans-to-one borrower limit was $16.4 million at December 31, 2009, although we do not expect to have any lending relationship that would reach this limit.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
Mr. Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
March 9, 2010

Provision for Loan Losses, page 49
23. We note your disclosure that your ratio of the allowance for loan losses to non-performing loans, i.e. coverage ratio, decreased to 53.4% at December 31, 2008, from 102.9% at December 31, 2007, resulting from a higher level of nonperforming loans. We also note your disclosure on page F-18 that no specific reserves were necessary for your impaired loans due to the Company recording partial charge-offs in instances where the carrying amounts of the loan exceeded the fair value of the underlying collateral. In light of the significant increase in non-performing loans in 2008 and interim periods in 2009 resulting in further decreasing coverage ratios through September 30, 2009 and to help us better understand the impact of these partial charge-offs on your coverage ratio, please tell us, and disclose the following for each period presented in all future filings beginning with your Form 10-K for the year ended December 31, 2009:
•	in more detail, the typical timing surrounding the recognition of a loan as non-accrual and recording of any provision or charge-off;
•	the amount of partial charge-offs recorded during the period;
•	how charge-offs for confirmed losses impact your coverage ratio;
•	the amount of nonperforming loans for which the full loss has been charged-off to total loans;
•	the amount of nonperforming loans for which the full loss has been charged-off to total nonperforming loans;
•	the charge-off rate for nonperforming loans for which the full loss has been charged-off; and
•	the coverage ratio net of nonperforming loans for which the full loss has been charged-off.
The following disclosure will be included in future filings in response to the Staff’s comment. Such additional disclosure will be in addition to the existing disclosure in the relevant sections.
Provision for Loan Losses. In accordance with FASB ASC Topic No. 450 Contingencies, we establish provisions for loan losses which are charged to operations in order to maintain the allowance for loan losses at a level we consider necessary to absorb credit losses incurred in the loan portfolio that are both probable and reasonably estimable at the balance sheet date. In determining the level of the allowance for loan losses, we consider, among other things, past and current loss experience, evaluations of real estate collateral, current economic conditions, volume and type of lending, external factors such as competition and regulatory, adverse situations that may affect a borrower’s ability to repay a loan and the levels of delinquent loans.
Generally, loans are placed on non-accrual status when payment of principal or interest is 90 days or more delinquent unless the loan is considered well-secured and in the process of collection. Loans are also placed on non-accrual status when they are less than 90 days delinquent, if collection of principal or interest in full is in doubt. This determination is normally the result of the review of the borrower’s financial statements or other information that is obtained by the Bank.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
Mr. Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
March 9, 2010

All loans that are on non-accrual status are reviewed by management monthly to determine if a specific reserve or charge-off is appropriate. At this point in the delinquency collection efforts the primary consideration is collateral value. When the Bank has a current appraisal, generally less than six months old, and management agrees that the property has not deteriorated in value since the appraisal, then management will analyze the loan in accordance with FASB ASC Topic NO. 310 Receivables. When a current appraisal is not available, the Bank will request one. Upon receipt of the appraisal, we will review the loan in accordance with FASB ASC Topic No. 310 Receivables. Prior to receipt of an appraisal, management will consider, based on its knowledge of the market and other available information pertinent to the particular loan being reviewed, allocating a specific reserve for that loan. Loans are charged off partially or in full based on upon the results of a completed FASB ASC Topic No. 310 Receivables analysis. We also perform a FASB ASC Topic No. 310 Receivables analysis on loans that are not collateralized by real estate.
The amount of the allowance is based on management’s judgment of probable losses, and the ultimate losses may vary from such estimates as more information becomes available or conditions change. We assess the allowance for loan losses and make provisions for loan losses on a monthly basis.
We recorded a provision for loan losses of $13.2 million for the year ended December 31, 2009 compared to $9.0 million for the year ended December 31, 2008. The increase in the provision for losses over the prior year reflects the continued credit deterioration in our market area. The ratio of the allowance for loan losses to non-performing loans decreased to 40.0% at December 31, 2009, from 53.4% at December 31, 2008. This ratio is negatively affected when a loan is charged-off. For the year ended December 31, 2009, charge-offs were $11.7 million compared to $5.7 million for the year ended December 31, 2008, resulting primarily from increased charge-offs on real estate-related loans. Included in the 2009 charge-offs of $11.7 million were partial charge-offs totaling $6.5 million. The amount of nonperforming loans for which the full loss has been charged-off to total loans is 0.0063%. The amount of nonperforming loans for which the full loss has been charged-off to total nonperforming loans is 13.2%. This 13.2% represents the charge-off rate for non-performing loans for which the full loss has been charged-off. The coverage ratio is already net of loan charge-offs.
Our allowance for loans losses increased by $2.1 million, or 18.8%, to $13.3 million at December 31, 2009, from $11.2 million at December 31, 2008. The ratio of our allowance for loan loss to total loans increased to 1.66% at December 31, 2008, from 1.41% at December 31, 2008.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
Mr. Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
March 9, 2010

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 3 – Investment Securities, page F-13
24. We note your disclosures and other-than-temporary impairments relating to your trust preferred securities. Considering the significant judgment required to determine if a security is other-than-temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in ASC 320-10-50-6. Therefore, for each individual and pooled trust preferred security with at least one rating below investment grade, please enhance your disclosure in all future filings beginning with your Form 10-K for the year ended December 31, 2009 to include a tabular presentation including the following single-issuer or pooled, class (senior or mezzanine), book value, fair value, unrealized gain/loss, realized losses, lowest credit rating assigned to the security, number of banks currently performing actual deferrals and defaults as a percentage of the original collateral, expected deferrals and defaults as a percentage of the remaining performing collateral (along with disclosure about assumption on recoveries for both deferrals and defaults) and excess subordination as a percentage of the remaining performing collateral. Additionally, please clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.
The Company will include a more detailed description of its business in the referenced section to read substantially as follows:
As of December 31, 2009, the book value of our pooled trust preferred collateralized debt obligations totaled $13.0 million with an estimated fair value of $1.5 million, and is comprised of 24 securities. Of those, 16 have been principally issued by bank holding companies (PreTSL deals), and 8 have been principally issued by insurance companies (I-PreTSL deals). All of our pooled securities are mezzanine tranches and possess credit ratings below investment grade. As of December 31, 2009, 16 of our securities had no excess subordination and 8 of our securities had excess subordination which ranged from 7.4% to 14.3% of the current performing collateral. Excess subordination is the amount by which the underlying performing collateral exceeds the outstanding bonds in the current class plus all senior classes. As deferrals and defaults of underlying issuers continue to occur, the excess subordination is reduced or eliminated, increasing the risk of the security experiencing principal or interest shortfalls. Conversely, subordination can be increased as collateral transitions from non-performing to performing status.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
Mr. Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
March 9, 2010

The following table provides additional information related to our pooled trust preferred collateralized debt obligations as of December 31, 2009:

									Actual
									Deferrals	Excess
									and	Subordination
								Current	Defaults as	as a % of
	Number					Credit	Moodys/	Number of	a % of	Current
	of		Book	Fair	Unrealized	Related	Fitch	Performing	Current	Performing
Deal	Securities	Class	Value	Value	Loss	Loss	Ratings	Issuers	Collateral	Collateral
PreTSL II	2	Mezzanine	$582	$17	$(565)	$(422)	Ca/CC	27	31.10%	0.00%
PreTSL VI	1	Mezzanine	52	6	(46)	(5)	Caa1/CCC	3	68.71%	0.00%
PreTSL XIX	2	Mezzanine	2,739	48	(2,691)	(815)	Ca/C	60	16.42%	0.00%
PreTSL XX	1	Mezzanine	67	13	(54)	(1,685)	NR/C	54	26.23%	0.00%
PreTSL XXI	1	Mezzanine	—	13	13	(1,736)	NR/C	57	26.27%	0.00%
PreTSL XXII	1	Mezzanine	277	18	(259)	(2,320)	NR/C	74	24.48%	0.00%
PreTSL XXIII	1	Mezzanine	416	3	(413)	(29)	NR/CC	105	19.49%	0.00%
PreTSL XXIV	3	Mezzanine	210	20	(190)	(2,364)	Ca/C	669	29.44%	0.00%
PreTSL XXV	2	Mezzanine	—	22	22	(2,948)	NR/C	53	30.96%	0.00%
I-PreTSL I	2	Mezzanine	1,827	299	(1,528)	—	NR/BB	16	17.36%	7.38%
I-PreTSL II	2	Mezzanine	2,706	447	(2,259)	—	NR/BB	29	4.81%	14.32%
I-PreTSL III	3	Mezzanine	2,692	447	(2,245)	—	B2/BB	24	11.16%	8.49%
I-PreTSL IV	1	Mezzanine	437	75	(362)	—	Ba2/B	31	4.16%	8.30%
MM Comm I	1	Mezzanine	1,032	20	(1,012)	(554)	Ca/CCC	9	45.74%	0.00%
Alesco VI	1	Mezzanine	—	7	7	(615)	Ca/CC	49	31.39%	0.00%

Total			$13,037	$1,455	$(11,582)	$(13,493)

Lack of liquidity in the market for trust preferred collateralized debt obligations, credit rating downgrades and market uncertainties related to the financial industry are factors contributing to the impairment on these securities.
On a quarterly basis we evaluate our investment securities for other-than-temporary impairment. As required by FASB ASC Topic No. 320, “Investments – Debt and Equity Securities”, if we do not intend to sell a debt security, and it is not more likely than not that we will be required to sell the security, an OTTI write-down is separated into a credit loss portion and a portion related to all other factors.  The credit loss portion is recognized in earnings as net OTTI losses and the portion related to all other factors is recognized in accumulated other comprehensive income (OCI), net of taxes. The credit loss portion is defined as the difference between the amortized cost of the security and the present value of the expected future cash flows for the security. For the year ended December 31, 2009, $5.1 million in credit related other-than-temporary impairment charges were recognized on our pooled trust preferred collateralized debt obligations (CDOs).  As a result of adopting certain provisions of FASB ASC Topic No. 320 (formerly FASB Staff Position No. FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments”), we were required to record a cumulative effect adjustment to reclassify the portion of previously recorded other-than-temporary impairment charges that were not related to credit losses from retained earnings to accumulated other comprehensive income.  Impairment charges related to these securities were recorded during 2008 and the first quarter of 2009 in the amount of $14.5 million and $1.5 million, respectively. We reclassified $6.1 million, $4.0 million net of tax,  of these previously recorded OTTI charges from retained earnings to accumulated other comprehensive income as a cumulative effect adjustment.  We recorded an additional $3.6 million of OTTI during the remainder of 2009.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
Mr. Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
March 9, 2010

Our CDOs are beneficial interests in securitized financial assets within the scope of FASB ASC Topic No.325, “Investments — Other”, and are therefore evaluated for OTTI using management’s estimate of future cash flows.  If these estimated cash flows determine that it is probable an adverse change in cash flows has occurred, then OTTI would be recognized in accordance with FASB ASC Topic No. 320.  The Company uses a third party model (“model”) to assist in calculating the present value of current estimated cash flows to the previous estimate.  The present value of the expected cash flows is calculated based on the contractual terms of the security, and is discounted at a rate equal to the effective interest rate implicit in the security at the date of acquisition. The model also takes into account individual defaults and deferrals that have already occurred by any participating issuer within the pool of entities that make up the security’s underlying collateral.  With regard to expected defaults and deferrals, the model can be run using several different scenarios.  Management has taken the position on the PreTSL deals that the expected deferral assumptions should replicate the severity of the current stress on the banking system.  In general, these assumptions involve significantly higher than average deferral rates in the near term (5% annually in 2010) and return to the historical level (0.25% annually) of bank defaults beginning in 2011.  Regarding the I-PreTSL deals, management has determined that the base case scenario which uses the historical default rate of 0.25% annually is appropriate given the relative lack of defaults and deferrals experienced by the insurance company issuers when compared to the bank issuers of the PreTSL deals.  The model assumes there will not be any recoveries of defaulted issuers while a recovery rate of 15% of deferring issuers is used in both the PreTSL and I-PreTSL deals.  Management reviews the financial metrics of the underlying issuers on a quarterly basis to determine which deferral scenario is most representative of the current condition of the collateral.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
Mr. Michael Clampitt
Senior Attorney
U.S. Securities and Exchange Commission
March 9, 2010

* * * *
The Company duly acknowledges:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We trust the foregoing is responsive to the Staff’s comments. We request that any questions with regard to the foregoing should be directed to the undersigned at 202-274-2009 or Eric Luse at 202-274-2002.
Very truly yours,
/s/ Marc Levy
Marc Levy

cc:	Guy Hackney, Cape Bancorp, Inc.
Eric Luse, Esq.